ANNOUNCEMENT




                              WPP GROUP PLC ("WPP")



WPP was notified on 19 March 2002 that under the vesting terms of the WPP Annual Bonus Deferral Program, 34,203 shares had vested in Mr. Eric Salama, which have been sold.

Mr Salama's beneficial holding is 443,454 shares representing 0.038% of the issued share capital of WPP.